FOR IMMEDIATE RELEASE

Contact

David Gallagher

Phone: 403-291-2492

QSound Labs Reports Third Quarter Results for 2008

Calgary, Alberta – November 14, 2008 – QSound Labs, Inc. (NASDAQ: QSND), a leading developer of multimedia software solutions, today reported financial results for the third quarter of FY2008. For the three months ended September 30, 2008, the consolidated revenues were $395,000 as compared to $672,000 for the same quarter in FY2007. The net loss for the third quarter was $(935,000) or $(0.09) per share as compared to $(219,000) or $(0.02) per share in FY2007. During the quarter, the Company was informed by one of its licensees that for periods prior to this quarter, the licensee had overpaid royalties to the Company. Consequently, the Company has issued a credit note for $286,000 based on this notification. This reduction in earnings has been reflected in the third quarter results. Without this reduction, the net loss for the third quarter would have been $(649,000) or $(0.06) per share.

Consolidated revenues for the nine months ended September 30, 2008 were $1,480,000 compared to $2,075,000 for the same period in FY2007. Net loss for the nine month period was $(1,799,000) or $(0.18) per share as compared to $(742,000) or $(0.08) per share in FY2007.

The Company reported a working capital surplus of $766,000 as at September 30, 2008 of which cash comprised $1,068,000.

“The first shipments of mQFX enhanced phones commenced in this quarter and are expected to ramp moving forward. However revenues from mQSynth have been decreasing in FY2008, thus the Company continues to report an operating loss” stated David Gallagher, President and CEO of QSound Labs. “The unexpected request by one of our customers to issue a credit note regarding previously reported revenues, has been reflected in the third quarter financial statements and has had the effect of reducing working capital by $286,000. Given the current macro and micro economic circumstances, management has implemented a cost containment program designed to support existing revenue streams and pursue new customer opportunities for the foreseeable future.  The Company has included a going concern note in the third quarter financial statements to address these conditions.”

“In addition to mQFX, the Company is pursuing licensing opportunities for its new products, Ripp3D and QVoice. Ripp3D is an industry leading 3D graphics solution for mobile 3D games and QVoice is a feature rich noise reduction and echo cancellation software solution for mobile devices, headsets and automotives.”

About QSound Labs, Inc.

Since its inception in 1988, QSound Labs, Inc. has established itself as one of the world's leading audio technology companies. The Company has developed numerous innovative, proprietary audio solutions based on extensive research into human auditory perception. These technologies include stereo enhancement, virtual surround sound, 3D positional audio and voice enhancement for the mobile devices and consumer electronics markets. QSound Labs’ cutting-edge audio technologies create rich, immersive 3D audio environments allowing consumers to enjoy stereo surround sound from headphones or from two, four and up to 7.1 speaker systems. The company’s customer and partner roster includes Aricent, ARM, Broadcom, CSR, LG, MiTAC, Panasonic, Pantech, Qualcomm, Samsung, Sony VAIO, Symbian, STMicroelectronics, and Toshiba among others. QSound Labs supports its semiconductor, software and OEM partners globally with offices in Canada, China, Korea and Japan. To hear 3D audio demos and learn more about QSound, visit our web site at www.qsound.com.

This release contains forward-looking statements within the meaning of the Private Securities Litigation Act of 1995 concerning, among other things, expectation of increasing shipments of mQFX enabled phones, new customer opportunities, licensing opportunities for Ripp3D and QVoice, and implementation of cost containment measures. Investors are cautioned that such forward-looking statements involve risk and uncertainties, which could cause actual results, performance or achievements of QSound, or industry results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, risks associated with continued growth of demand for QSound’s technologies in the mobile devices market, successful licensing of Ripp3D and QVoice, QSound's ability to implement its cost containment program while carrying out its product development, business strategy and marketing plans, loss of relationships with companies that do business with QSound, successful distribution of QSound-enabled products by licensees, dependence on intellectual property, rapid technological change, competition, global deterioration in economic and business conditions, and other risks detailed from time to time in QSound's periodic reports filed with the Securities and Exchange Commission.   Forward-looking statements are based on the current expectations, projections and opinions of QSound's management, and QSound undertakes no obligation to publicly release the results of any revisions to such forward-looking statements which may be made, for example to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Consolidated Balance Sheets As at September 30, 2008 and December 31, 2007 (unaudited) (Expressed in United States dollars under United States GAAP)
	September 30, 2008	December 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$1,067,600	$1,232,255
Accounts receivable (net)	468,884	506,648
Note receivable	25,330	27,400
Inventory	2,557	12,217
Deposits and prepaid expenses	203,393	188,568
	1,767,764	1,967,088

Property and equipment	229,509	258,414
Deferred development costs	151,242	194,915
Intangible assets	2,931,134	70,260
	$5,079,649	$2,490,677

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities	$257,203	$262,718
Obligation to arrange repurchase of shares	500,000	–
Current portion of long term debt	114,777	–
Deferred revenue	129,750	22,820
	1,001,730	285,538

Liability for pension benefit	66,643	5,079
Long term debt	1,846,554	118,220

Shareholders' equity
Share capital	48,250,222	47,675,739
Warrants	2,386,741	1,027,114
Contributed surplus	2,969,113	2,959,339
Deficit	(51,278,498)	(49,479,722)
Accumulated Other Comprehensive Loss	(162,856)	(100,630)
	2,164,722	2,081,840

	$5,079,649	$2,490,677

Consolidated

Statements of Operations, Comprehensive Loss and Deficit

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
REVENUE
Royalties, licenses and engineering fees	$346,868	$618,131	$1,326,412	$1,890,999
Product sales	48,212	54,163	153,919	183,685
	395,080	672,294	1,480,331	2,074,684

Sales refund	285,912	-	285,912	-
	109,168	672,294	1,194,419	2,074,684

Cost of product sales	3,363	15,167	37,728	71,337
	105,805	657,127	1,156,691	2,003,347

EXPENSES:
Marketing	300,922	302,253	872,024	1,036,081
Operations	38,228	36,490	111,842	103,395
Product engineering	224,603	200,063	721,046	548,062
Administration	287,399	264,405	903,522	846,670
Foreign exchange loss	2,495	915	3,787	1,106
Amortization	142,100	50,635	225,887	151,151
	995,747	854,761	2,838,108	2,686,465

Loss before other items	(889,942)	(197,634)	(1,681,417)	(683,118)

OTHER ITEMS:
Interest income	4,497	16,168	14,959	59,812
Interest expense	(27,102)	(20,794)	(58,181)	(61,705)
Accretion expense	(19,070)	(8,361)	(57,207)	(24,882)
Gain on sale of capital assets	–	–	–	586
	(41,675)	(12,987)	(100,429)	(26,189)

Loss before taxes	(931,617)	(210,621)	(1,781,846)	(709,307)
Foreign withholding tax	(3,353)	(8,021)	(16,929)	(32,557)
Net loss and comprehensive loss for the period	(934,970)	(218,642)	(1,798,775)	(741,864)

Deficit, beginning of period	(50,343,527)	(50,098,495)	(49,479,722)	(49,575,273)
Deficit, end of period	$(51,278,497)	$(50,317,137)	$(51,278,497)	$(50,317,137)

Loss per common share (basic and diluted)	$(0.09)	$(0.02)	$(0.18)	$(0.08)

Consolidated

Statements of Cash Flows

(unaudited)

(Expressed in United States dollars under United States GAAP)

	Three months ended		Nine months ended
	September 30, 2008	September 30, 2007	September 30, 2008	September 30, 2007
Cash provided by (used in):

OPERATIONS
Loss for the period	$(934,970)	$(218,642)	$(1,798,775)	$(741,864)

Items not requiring (providing) cash:
Amortization	142,100	45,581	225,887	151,151
Stock based compensation	48,289	45,906	25,355	215,402
Accretion expense	19,070	(2,487)	57,207	24,882
Employee future benefits	11,034	–	(661)	–
Gain on sale of capital assets	–	–	–	(586)
Other	–	(355)	(637)	(1,722)
Changes in non-cash working capital balances	298,353	261,675	134,014	(627,945)
	(416,125)	(391,672)	(1,357,611)	(980,682)

FINANCING
Issuance of common shares and warrants (net)	1,918,530	59,644	1,918,530	156,499
Subscriptions for issuable shares	(1,750,000)	–	–	–
	168,530	59,644	1,918,530	156,499

INVESTMENTS
Note receivable	(293)	–	2,707	36,000
Purchase of property and equipment	(16,672)	(4,545)	(30,502)	(13,912)
Purchase of intangible assets	(690,584)	(3,876)	(697,779)	(7,011)
Proceeds on sale of capital assets	–	–	–	586
	(707,549)	(8,421)	(725,574)	15,663

(Decrease) increase in cash and cash equivalents	(955,144)	(324,547)	(164,655)	(808,520)
Cash and cash equivalents, beginning of period	2,022,744	1,832,503	1,232,255	2,316,476

Cash and cash equivalents, end of period	1,067,600	1,507,956	1,067,600	1,507,956